YUKON-NEVADA GOLD CORP. APPOINTS ENVIRONMENTAL MANAGER AT
JERRITT CANYON, NEVADA

Vancouver, BC – October 26, 2009 -- Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) is pleased to announce that Mr. John Barta, B.Sc Geo, B.Sc Eng, has joined the Management Team in the capacity of Environmental Manager. Mr. Barta’s previous experiences will greatly enhance the important environmental work being carried out at the Jerritt Canyon mine site located 50 miles north of Elko, Nevada. Jerritt Canyon is operated by Queenstake Resources USA Ltd., a wholly owned subsidiary of Yukon-Nevada Gold Corp. (“YNG” or the “Company”).

Mr. Barta has had a total of 25 years experience in the environmental management field and will be the head of the YNG Environmental Department. Prior to joining the Company, Mr. Barta was the Manager of Environment and Permitting for Golden Predator Mines Inc., obtaining permits to resume production at the Springer tungsten mine in Nevada. Mr. Barta was also the Environmental Manager at the Florida Canyon Mine and the Standard Mine in Nevada for Apollo Gold and Jipangu International. He spent a total of nine years as the Environmental Manager at the Getchell Mine in Nevada for FirstMiss Gold, Getchell Gold Corp, and then under Placer Dome. He began his career as a geological technician in Texas working in oil and gas exploration and served in numerous capacities as a consulting environmental engineer and geologist. Mr. Barta received his Bachelor of Science degrees in Geology and Mining Engineering from the Texas A&M University.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jeanny So
Investor Relations Manager	Director of Operations
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 225
Email: nicole@yngc.ca	Email: jeanny@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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